As Filed with the Securities and Exchange Commission on November 27, 2002.     Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

BRITISH SKY BROADCASTING GROUP PLC

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

UNITED KINGDOM

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2129

It is proposed that this filing become effective under Rule 466

¨immediately upon filing

¨on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  ¨

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing six ordinary shares, of British Sky Broadcasting Group plc	50,000,000 American Depositary Shares	$.05	$2,500,000	$230.00

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13) and (18)
(3) Fees and Charges	Paragraph (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that British Sky Broadcasting Group plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(a) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among British Sky Broadcasting Group plc (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

(b)(1) Letter Agreement dated as of November, 2002, among British Sky Broadcasting Group plc, The Bank of New York, and Citibank, N.A.

(b)(2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

(d) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of [Date], among British Sky Broadcasting Group plc, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 26, 2002.

By: THE BANK OF NEW YORK,

as Depositary

By:

\s\ David S. Stueber_________

Name: David S. Stueber

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, British Sky Broadcasting Group plc has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in United Kingdom on November 26, 2002.

British Sky Broadcasting Group plc

  By:

\s\ Tony Ball____________________

Name: Tony Ball

Title:

Chief Executive Officer

Each of the undersigned hereby constitutes and appoints Arthur M. Siskind his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 26, 2002.

Name

Title

\s\ Tony Ball

Chief Executive and Director

Tony Ball

(Principal Executive Officer)

\s\ Martin Stewart

Chief Financial Officer and Director

Martin Stewart

(Principal Financial & Accounting Officer)

\s\ Philip Bowman

Director

Philip Bowman

\s\ David F. DeVoe

Director

David F. DeVoe

\s\ David Evans

Director

David Evans

\s\ Leslie Hinton

Director

Leslie Hinton

\s\ Allan Leighton

Director

Allan Leighton

\s\ K. Rupert Murdoch

Director

K. Rupert Murdoch

\s\ Martin Pompadur

Director

Martin Pompadur

\s\ Lord St. John of Fawsley

Director

Lord St. John of Fawsley

\s\ John Thornton

Director

John Thornton

\s\ Arthur M. Siskind

Director

Arthur M. Siskind

Attorney-in-fact

Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number
(1)	Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(2.1)	Letter Agreement dated as of November, 2002, among British Sky Broadcasting Group plc, The Bank of New York, and Citibank, N.A.
(2.2)	Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.
(4)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.